Exhibit 10.1

Manhattan Pharmaceuticals, Inc.
Non-employee Director
Compensation Arrangement

The following is a summary of the compensation arrangements for directors of Manhattan Pharmaceuticals, Inc. (the “Company”) who are not employees of the Company (“Non-employee Directors”). Directors who are employees of the Company do not receive compensation for their service on the Board and shall receive compensation only in their capacities as employees. The cash compensation arrangements are summarized below and do not become effective until the Company’s next completed financing transaction:

1.
Cash Fees. Each Non-employee Director shall be entitled to a retainer of $20,000 per year, payable on a quarterly basis. In addition, each such director shall be entitled to a fee of $1,000 for each meeting of the Board attended in person, or $500 for attending a meeting by telephone or other electronic means.

2.
Committee Service. Each Non-employee Director serving on a committee of the Board shall be entitled to a fee of $1,000 for each meeting of such committee attended by such director in person, or $500 for attending a committee meeting by telephone or other electronic means.

3.
Stock Option. Non-employee Director shall be entitled to receive an annual grant of a 10-year stock option to purchase 50,000 shares of the Company’s common stock, pursuant to the 2003 Stock Option Plan or such other equity incentive plan approved by the Company’s stockholders. Such option shall be exercisable in three equal annual installments commencing on the first anniversary of the grant date.

4.
Expenses. Non-employee Directors shall be entitled to reimbursement for their reasonable out-of-pocket expenses incurred in connection with the performance of their services as directors, including without limitation, travel related expenses incurred in connection with their attendance at Board or Board committee meetings.